FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2017

UNILEVER N.V.

(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T E LOVELL By T E LOVELL SECRETARY

Date: 7 December 2017

EXHIBIT INDEX

EXHIBIT NUMBER  EXHIBIT DESCRIPTION

99  Notice to Euronext Amsterdam

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	6 November 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.2	Stock Exchange announcement dated	13 November 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.3	Stock Exchange announcement dated	20 November 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.4	Stock Exchange announcement dated	27 November 2017	entitled	‘Transaction in Own Shares’

Exhibit 99.1:

TRANSACTIONS IN OWN SECURITIES

6 November 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:   30 October – 3 November 2017

Number of ordinary shares purchased:    0

Highest price paid per share:       EUR 0.00

Lowest price paid per share:EUR 0.00

Volume weighted average price paid per share:EUR 0.00

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 30 October 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 31 October 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 1 November 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 2 November 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 3 November 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table (https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844

Exhibit 99.2:

TRANSACTIONS IN OWN SECURITIES

13 November 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:   6 November – 10 November 2017

Number of ordinary shares purchased:    0

Highest price paid per share:       EUR 0.00

Lowest price paid per share:EUR 0.00

Volume weighted average price paid per share:EUR 0.00

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 6 November 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 7 November 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 8 November 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---

Chi-X	---	---
Turquoise	---	---

Thursday 9 November 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 10 November 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table (https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844

Exhibit 99.3:

TRANSACTIONS IN OWN SECURITIES

20 November 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:   13 November – 17 November 2017

Number of ordinary shares purchased:    0

Highest price paid per share:       EUR 0.00

Lowest price paid per share:EUR 0.00

Volume weighted average price paid per share:EUR 0.00

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 13 November 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 14 November 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 15 November 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 16 November 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 17 November 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table (https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844

Exhibit 99.4:

TRANSACTIONS IN OWN SECURITIES

27 November 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:   20 November – 24 November 2017

Number of ordinary shares purchased:    0

Highest price paid per share:       EUR 0.00

Lowest price paid per share:EUR 0.00

Volume weighted average price paid per share:EUR 0.00

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 20 November 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 21 November 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 22 November 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 23 November 2017

Trading venue	Volume weighted average price	Aggregated volume

Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 24 November 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table (https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844